

Mail Stop 3561

February 19, 2010

Mr. Gao Ren
China Linen Textile Industry, Ltd.
Chengdong Street
Lanxi County, Heilongjiang Province
People's Republic of China

>   **Re: China Linen Textile Industry, Ltd.**
>   **Form 20-F/A for the year ended December 31, 2008**
>   **Filed July 30, 2009**
>   **Form 20-F/A Shell Company Report**
>   **Filed July 14, 2009**
>   **File No. 0-51625**

Dear Mr. Gao Ren:

We have reviewed your response letter dated January 28, 2010 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 16

D. Trend Information, page 19

1. Your response to comment seven in our letter dated September 1, 2009 appears to indicate that you do not expect the loan defaults that occurred in 2007 to recur in the future. This response does not explain clearly why the required disclosures under Trend Information are not applicable to your company. Under this item, you should identify the most significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest

financial year. You should also discuss any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Refer to Item 5.D of Form 20-F, and advise. If you believe this information has been disclosed elsewhere within Item 5, please tell us where it is disclosed, and revise your filing to indicate to readers where it is disclosed.

Item 17. Financial Statements, page 34

Report of the Independent Registered Public Accounting Firm, page 40

2. Please confirm to us that your auditors, UHY Vocation HK CPA Limited, applied Appendix K of SECPS §1000.45 to the filing. Please also provide us the name of the audit firm's designated filing reviewer that the staff may contact with any questions concerning the application of those policies and procedures to the Form 20-F. Refer to PCAOB Interim Standards 3400T.

Consolidated Statements of Changes in Shareholders' Equity, page 44

3. We read your response to comment 12 from our letter dated September 1, 2009. Please explain to us in more detail your statement that there will be no difference in equity prior to or after the merger. In this regard, it appears to us that under a reverse recapitalization you would have different amounts of shares outstanding at each year end than are currently presented in your financial statements, which would result in different earnings per share for each year. Please provide us with your calculation of earnings per share for each period under a reverse recapitalization to demonstrate to us that there is no material difference.

Notes to Consolidated Financial Statements, page 46

Note 2 – Information of the Company, page 46

4. We read your response to comment 14 from our letter dated September 1, 2009. We are not in a position to agree with your statement that it is appropriate under US GAAP to present audited financial statements reflecting the reverse merger with Bright as if it occurred on January 1, 2007. Please show us what the financial statements would look like if they properly reflected the merger occurring on July 9, 2008 to support your conclusion that there would be no material difference to the financial statements for 2007 and 2008. If you can demonstrate to us that there is no material difference, you should revise your

disclosure under the heading "Basis of Consolidation" to remove any reference to reflecting the merger with Bright as if it occurred on January 1, 2007.

Note 23 – Income Tax, page 64

5. We note your response to comment 15 from our letter dated September 1, 2009. Based on your response, we understand your disclosure that "the Company has incurred operating losses since inception and no provision for income taxes is required" relates solely to the parent company, China Linen, rather than the consolidated group whose financial statements are presented. If our understanding is correct, please revise your disclosure to clarify this matter to your readers and to indicate clearly that the recorded provision for income taxes seen in the consolidated financial statements is related to Lanxi Sunrise, your operating subsidiary.

Form 20-F/A Filed July 14, 2009

6. We note your response to the second bullet point of comment 16 from our letter dated September 1, 2009. Since Exchange Act Rule 13a-19 required you to file a Form 20-F within four business days of your reverse merger with Bright that included audited financial statements of Lanxi Sunrise or Bright as the new reporting company, and since the merger occurred in July 2008, it appears that you should have filed three years of audited financial statements for Lanxi Sunrise or Bright in July 2008 to comply with this Rule and Item 8.A.2. of Form 20-F. Providing audited financial statements for the year ended December 31, 2008 within your Form 20-F filed in July 2009 does not meet the requirement of the Rule to provide these audited financial statements within four business days of the merger, which occurred in July 2008. Providing the audited financial statements required by this Rule after their due date does not relieve you of the need to provide the same information as would have been included had you provided the audited financial statements in a timely manner. Therefore, it remains unclear to us why this amended Form 20-F did not include audited financial statements for the three years ended December 31, 2007. Please advise or revise.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief